PUBLIC

10026935

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66950

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Longbow Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6000 Lombardo Center, Suite 500
(No. and Street)

Independence	Ohio	44131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Griswold 216-328-5098
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Pkwy., Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Griswold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Longbow Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN ...
NOTARY PUBLIC • STATE ...
Recorded in Cuyahoga County
My commission expires Feb. 9, 2014

Signature

CFO/VP

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

LONGBOW SECURITIES, LLC

DECEMBER 31, 2009

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT 2

STATEMENT OF FINANCIAL CONDITION
December 31, 2009 3

NOTES TO THE FINANCIAL STATEMENTS .... 4 - 7

Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

MEMBER
LONGBOW SECURITIES, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Longbow Securities, LLC (the Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Longbow Securities, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 5, 2010
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS		$ 2,547,286
RECEIVABLE FROM CLEARING BROKER		930,540
ACCOUNTS RECEIVABLE		178,998
PREPAID EXPENSES		361,764
OTHER RECEIVABLES		38,866
PROPERTY AND EQUIPMENT – AT COST		
Office equipment	$ 343,958	
Furniture and fixtures	232,073	
Leasehold improvements	88,837	
	664,868	
Less: Accumulated depreciation and amortization	240,859	424,009
		$ 4,481,463

LIABILITIES

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 198,625
ACCRUED PAYROLL	2,392,250
	2,590,875
COMMITMENTS	

MEMBER'S EQUITY

MEMBER'S EQUITY	1,890,588
	$ 4,481,463

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Longbow Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio and twenty-two other states, and is a member of two self-regulatory organizations, the Financial Industry Regulatory Authority (FINRA) and NYSE Arca Equities, Inc. The Company is a wholly-owned subsidiary of Longbow Research, LLC (the Parent). The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is an independent equity research firm and conducts all securities transactions on an agency basis.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

Included in the cash balance is $100,000 that is required to be on deposit with the Company's clearing broker pursuant to its clearing agreement. Also, the Company has an irrevocable standby letter of credit with a bank that requires $262,185 remain in the Company's bank account at all times.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment upon receipt of invoice. The Company does not accrue interest on delinquent customer balances. Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 30 days old are considered delinquent. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 90 days from the invoice date and based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. In the opinion of management at December 31, 2009, all accounts receivable were considered collectible and no allowance was necessary.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Depreciation and Amortization

Depreciation and amortization of property and equipment are provided by the use of the straight-line method over the following estimated useful lives of the assets:

Office equipment	3 – 5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company is a single member LLC and, therefore, is a disregarded entity for the Internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided; however, the Company is liable for any state and local taxes.

Effective January 1, 2009, the Company adopted the provisions of FASB Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*, which require recognition of and disclosures related to uncertain tax positions. Under the guidance, the Company assessed the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The adoption had no affect on the Company's member's equity. The Company is no longer subject to examination by U.S. federal tax authorities for tax years before 2006.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through February 5, 2010, the date the financial statements were available to be issued.

NOTES TO THE FINANCIAL STATEMENTS

3. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $621,485, which was $448,760 in excess of its required net capital of $172,725.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2009, the ratio was 4.17 to 1.

4. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. COMMITMENTS

Office and Equipment Lease

The Company leases office space and equipment in Ohio, New York and California, under operating leases which expire through March 2015. The Ohio office space lease contains rent escalation clauses and includes two two-year renewal options. Minimum annual rents for office space and equipment at December 31, 2009, are as follows:

2010	$ 782,189
2011	804,300
2012	803,033
2013	802,301
2014	585,248
Thereafter	72,138
	$ 3,849,209

NOTES TO THE FINANCIAL STATEMENTS

6. COMMITMENTS (Continued)

Vendor Contract

In May 2009, the Company entered into a two-year contract for the production of portfolio specific newsletters related to market information for customers or prospects. The Company is under contract for minimum payments of $700,000 and $240,000 for the years ending December 31, 2010 and 2011, respectively.

Letter of Credit

The Company maintains an irrevocable standby letter of credit related to its New York office lease obligation with a bank. Amounts guaranteed under this facility totaled $262,185 at December 31, 2009. This facility expires April 2010 and has five one-year automatic extensions, unless cancelled by the bank.

focused.
experienced.
responsive.

LONGBOW SECURITIES, LLC

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

Cohen
Fund Audit Services